Filed by: Connecticut Water Service, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Connecticut Water Service, Inc. (Commission File No.: 0-8084)

This filing relates to the proposed transaction between SJW Group (“SJW Group”) and Connecticut Water Service, Inc. (“CTWS”) pursuant to the Agreement and Plan of Merger, dated as of March 14, 2018, among SJW Group, Hydro Sub, Inc. and CTWS.

The following is a question and answer email exchange between CTWS’s Director of Corporate Communications and a reporter on May 2, 2018.

The draft State Water Plan reaffirms the state’s stance that water is a public trust. Does CT Water agree and why? If not, why not?

Response: Connecticut Water has a tremendous responsibility as a public water supplier and is committed to protecting and maintaining the water resources entrusted to us. We support efforts to protect the quality of this natural resource and have the necessary regulations in place to ensure we are providing families and communities with clean, safe drinking water and to promote economic development consistent with the desires of the communities we serve.

Our company has long supported the development of a comprehensive State Water Plan and was actively involved in the stakeholder process to develop the State Water Plan. We believe such a document will further efforts to balance water needs and protect valuable water resources, consistent with Connecticut Water’s longstanding practice of environmental stewardship. We do not feel it requires a specific term as much as to stress the importance of ensuring the interests of all stakeholders are considered and the use of the water resources in Connecticut is balanced.

Connecticut Water has a strong record of promoting water conservation and protection of water resources, including educational outreach with customers and in classrooms in the communities we serve. We are confident that a merger with SJW Group, which will create a leading, national pure-play water utility, will allow us to continue to honor our commitment to environmental stewardship and best serve the interest of our customers, communities and employees.

Given that, does CT Water expect CT to do whatever it can to help your utility complete a merger that CT Water deems in the best interests of all of its customers?

Response: We believe this transaction is in the best interest of the company and all of our stakeholders, and we will be working closely with state and local officials to ensure that they too realize the benefits that our merger with SJW Group provides. Notably, we have received strong support for our merger from multiple stakeholders, including customers and employees, since it was announced. As recently stated by Carol P. Wallace, Chairman of Connecticut Water’s Board, “We will not let Eversource’s unwarranted actions serve as an obstacle to completing the SJW Group merger, which the Board of Directors has determined is in the best interest of Connecticut Water and its stakeholders.”

Connecticut Water believes the merger with SJW Group simultaneously delivers greater shareholder value by continuing to be a utility company that is 100% focused on water and wastewater service, maintains our long-standing commitment to customer satisfaction, which exceeds 90% in customer surveys conducted by an independent research firm, protects the jobs of employees who consistently deliver that world-class customer service, and honors our strong-record of being good stewards of the natural resources entrusted to us.

Also, I spoke to a source familiar with the CWS/SJW talks, who says SJW has updated technology in customer-service operations that CWS lacks and that installation, plus the combined entity’s access to lower capital, would mean greater annual investment in CWS infrastructure.

Got a response?

Response: The combined company can cost effectively implement updated customer service tools across Connecticut and Maine utility operations by leveraging leading Information Services and Technology systems that have been established at SJW Group. The new company will honor commitments for approximately $200 million of annual capital investments across its combined operations, which includes Connecticut Water.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of the Company or the stockholders of SJW Group for the transaction are not obtained; (2) the risk that the regulatory approvals required for the transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the transaction; (6) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (7) risks that the proposed transaction disrupts the current plans and operations of SJW Group or the Company; (8) the ability of SJW Group and the Company to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 filed by SJW Group with the SEC on April 25, 2018 in connection with the proposed transaction.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to the Company’s overall business and financial condition, including those more fully described in the Company’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017 and SJW Group’s overall business, including those more fully described in SJW Group’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither the Company or its management nor SJW Group or its management undertakes any obligation to update or revise any forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction between the Company and SJW Group, SJW Group filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of the Company and SJW Group that also constitutes a prospectus of SJW Group. The Company and SJW Group may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which the Company or SJW Group has filed or may file with the SEC. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND SJW GROUP ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of the Form S-4 and joint proxy statement/prospectus and any other documents filed with the SEC by the Company or SJW Group through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by the Company will be made available free of charge on the Company’s investor relations website at https://ir.ctwater.com. Copies of documents filed with the SEC by SJW Group will be made available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

The Company, SJW Group and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of the Company and SJW Group securities in respect of the proposed transaction between the Company and SJW Group. Information regarding the Company’s directors and officers is available in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated April 6, 2018, which are filed with the SEC. Information regarding the SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by the Company and SJW Group. These documents will be available free of charge from the sources indicated above.